Exhibit (d)(G)

Confidentiality Agreement

This Mutual Confidentiality Agreement (the “Agreement”), dated as of October 15, 2012 and effective as of September 20, 2012 (the “Effective Date”), by and between Contran Corporation, a Delaware corporation (“Contran”), and Precision Castparts Corp. (“PCP”), an Oregon corporation (collectively the “Parties” and individually a “Party”).

Contran and its affiliates are stockholders of Titanium Metals Corporation (“Timet”), a Delaware corporation. The Parties to this Agreement are engaged in discussions about a potential acquisition by PCP of shares of Timet owned by Contran and its affiliates (the “Potential Transaction”) and desire to establish and set forth their respective obligations with respect to discussions relating to the Potential Transaction.

In consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties mutually agree that, without the other Party’s prior written consent, neither Party will, and will cause its directors, officers, employees, agents and representatives (collectively, “Representatives”) not to, disclose to any person other than (i) their respective Representatives and (ii) Timet and its Representatives, that discussions or negotiations are taking place concerning a Possible Transaction or any terms, conditions, status or other facts with respect to a Proposed Transaction, unless such disclosure is required by law.

CONTRAN CORPORATION

By:	/s/ J. Mark Hollingsworth

Name:	J. Mark Hollingsworth

Title:	Vice President and General Counsel

PRECISION CASTPARTS CORP.

By:	/s/ Roger A. Cooke
	Name:	Roger A. Cooke
	Title:	Senior Vice President and General Counsel